UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-1227173

Allied Corp.
(Exact name of registrant as specified in its charter)

Suite 200 - 460 Doyle Ave., Kelowna BC Canada	V1Y 0C2
(Address of principal executive offices)	(Zip Code)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 30

Pursuant to the requirements of the Securities Exchange Act of 1934 Modern Mobility Aids, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2025	By:	/s/ Paul Bullock
Paul Bullock, Chief Operating Officer

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